UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BODY CENTRAL CORP.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
09689U102
(CUSIP Number)

Justin Evans Blackwood Capital Management, LLC 4 Hemlock Terrace Kinnelon, NJ 07405 (973) 291-6979	with a copy to: Scott H. Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6874
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09689U102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Blackwood Capital Management, LLC 46-5021561
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: New Jersey

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13. Percent of Class Represented by Amount in Row (11): *
14. Type of Reporting Person (See Instructions): OO

 * Beneficial ownership percentage is based upon 1,658,135 shares of common stock, $0.001 par value per share (“Common Stock”), of Body Central Corp., a Delaware corporation (the “Company”), issued and outstanding as of November 12, 2014, based on information reported by the Company in its Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2014.

As of January 22, 2015 (the “Filing Date”), Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”), possesses the power to vote and the power to direct the disposition of the following securities of the Company that are held by one or more managed accounts (the “Accounts”): $1,000,000 in principal amount of the Company’s subordinated secured convertible notes (the “Note”, and collectively, the “Notes”), which is convertible into 285,714 shares of Common Stock at the option of the holder at a fixed conversion price, currently set at $3.50. The Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion (the “Blocker”). As of the Filing Date, Blackwood directly owned one share of Series B Preferred. Pursuant to the terms of the Series B Preferred, each share of Series B Preferred will give its holder the right to vote the shares of Common Stock underlying such holder’s Note on an as-converted basis without regard to the Blocker or any other limitations or restrictions on conversions set forth in the Notes and without regard to whether or not there are then a sufficient number of shares of Common Stock authorized for issuance upon conversion of the Notes.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Blackwood may be deemed to beneficially own approximately 14.7% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date on an as-converted basis based on full conversion of the $1 million initial aggregate principal amount of the Note, as calculated in accordance with the terms of the Series B Preferred.

CUSIP No. 09689U102
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Justin Evans
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: New Jersey

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13. Percent of Class Represented by Amount in Row (11): *
14. Type of Reporting Person (See Instructions): IN

 * Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts and Blackwood.

As of the Filing Date, the Accounts held the Note, which is convertible into 285,714 shares of Common Stock at the option of the holder at a fixed conversion price, currently set at $3.50. The Note may be converted subject to the Blocker. As of the Filing Date, Blackwood directly owned one share of Series B Preferred.

For purposes of Reg. Section 240.13d-3, Mr. Evans may be deemed to beneficially own 14.7% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date on an as-converted basis based on full conversion of the $1 million initial aggregate principal amount of the Note, as calculated in accordance with the terms of the Series B Preferred. The foregoing beneficial ownership percentage is based upon 1,658,135 shares of Common Stock issued and outstanding as of November 12, 2014, based on information reported by the Company in its Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, with the SEC on December 15, 2014.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Effective January 9, 2015, Justin Evans resigned from the Board of Directors of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

As of January 22, 2015 (the “Filing Date”), Blackwood possesses the power to vote and the power to direct the disposition of the following securities of the Company that are held by the Accounts: $1,000,000 in principal amount of the Company’s subordinated secured convertible notes (the “Note”, and collectively, the “Notes”), which is convertible into 285,714 shares of Common Stock at the option of the holder at a fixed conversion price, currently set at $3.50. The Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the outstanding Common Stock immediately after giving effect to such conversion (the “Blocker”). As of the Filing Date, Blackwood directly owned one share of Series B Preferred. Pursuant to the terms of the Series B Preferred, each share of Series B Preferred will give its holder the right to vote the shares of Common Stock underlying such holder’s Note on an as-converted basis without regard to the Blocker or any other limitations or restrictions on conversions set forth in the Notes and without regard to whether or not there are then a sufficient number of shares of Common Stock authorized for issuance upon conversion of the Notes.

Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts and Blackwood. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own, in the aggregate, 14.7% of the shares of Common Stock deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 1,658,135 shares of Common Stock issued and outstanding as of November 12, 2014, based on information reported by the Company in its Prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, with the SEC on December 15, 2014.

The following table details certain transactions in shares of Common Stock by the Reporting Persons on behalf of the Accounts, each of which was effected in an ordinary brokerage transaction:

Date	Transaction	Shares	Price
1/14/2015	Sale	90,000	$0.150(1)

Except as set forth above, there were no transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for shares of Common Stock) by the Reporting Persons, or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possess voting or investment control, during the period commencing sixty (60) days prior to January 14, 2015, the date of the event which required the filing of this Schedule 13D Amendment No. 2, and ending on the Filing Date.

______________________________

1  This price represents the weighted average sale of the shares of Common Stock, which were sold in multiple transactions ranging from $0.128 to $0.160, inclusive. The Reporting Persons will make available the full information regarding the number of shares of Common Stock sold and their sale price upon request from the staff of the SEC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

BLACKWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Justin Evans
Name: Justin Evans
Title: Managing Member

/s/ Justin Evans
Justin Evans

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).